SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.     )*

INTERVIDEO, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
46114Y101
(CUSIP Number)
David Dobson
Chief Executive Officer
Corel Corporation
1600 Carling Avenue
Ottawa, Ontario
Canada K1Z8R7
Telephone: (613) 728-0826
with a copy to:

Michael J. Kennedy, Esq.
O’Melveny & Myers LLP
Embarcadero Center West
275 Battery Street, Suite 2600
San Francisco, California 94111
Telephone: (415) 984-8701
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 28, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46114Y101

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Corel Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,109,029[1]ordinary shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,109,029 ordinary shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.3%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

[1]	Includes 1,796,794 shares of Common Stock and options to purchase 1,312,235 shares of Common Stock.

[2]	Based on 15,348,148 shares of Common Stock. (See Item 5 below).

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of InterVideo, Inc. (“InterVideo” or the “Company”), a Delaware corporation, with its principal office located at 46430 Freemont Blvd., Fremont, California 94538.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Corel Corporation, a corporation organized and existing under the laws of Canada (“Corel”).

(b) The principal business address of Corel is 1600 Carling Avenue, Ottawa, Ontario, Canada K1Z8R7.

(c) Corel develops, manufactures, licenses, sells and supports a wide range of software products, including graphics, business productivity and consumer applications.

(a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Corel is set forth in Schedule I hereto, and is incorporated by reference. Except as otherwise indicated in Schedule I hereto, each person listed in Schedule I hereto is a citizen of the United States.

(d)-(e) During the last five years, Corel has not, nor, to the knowledge of Corel, any of the persons listed on Schedule I hereto, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Voting Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into by Corel and each of Steve Ro, Randall Bambrough, Honda Shing, Chinn Chin, Henry Shaw, George T. Haber, Joseph Liu, Joseph M. Zaelit, Mike J. Ling and Christine Wong (collectively, the “Stockholders”), who are all the directors and executive officers of InterVideo. The Stockholders entered into the Voting Agreements as an inducement to Corel to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). Corel did not pay additional consideration to the Stockholders in connection with the execution and delivery of their respective Voting Agreements and thus no funds were used for such purpose.

Item 4.	Purpose of Transaction

(a)-(b) On August 28, 2006, Corel, Iceland Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Corel (“Merger Sub”), and InterVideo entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into InterVideo (the “Merger”), with InterVideo surviving the Merger as a wholly-owned subsidiary of Corel (the “Surviving Corporation”), upon the terms and subject to the conditions set forth in the Merger Agreement. At the effective time and as a result of the Merger, InterVideo stockholders will receive, for each share of InterVideo common stock, $13.00 in cash.
A copy of the Merger Agreement is included as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.
In connection with the execution of the Merger Agreement, in order to induce Corel and Merger Sub to enter into the Merger Agreement, each of the Stockholders entered into a Voting Agreement with Corel, dated as of August 28, 2006 (each, a “Voting Agreement” and together, the “Voting Agreements”). Pursuant to the Voting Agreements, the Stockholders have agreed to vote all securities of InterVideo (including all shares of Common Stock and all options, warrants and other rights to acquire shares of Common Stock) owned by them (the “Shares”):
•       in favor of the adoption of the Merger Agreement and each of the other actions contemplated by the Merger Agreement;
•       against approval of any proposal, other than the Merger, relating to any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net revenues, net income or assets of InterVideo and its subsidiaries, taken as a whole, or 15% or more of any class or series of capital stock of InterVideo, any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 15% or more of any class or series of capital stock of InterVideo, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving InterVideo (or any subsidiary or subsidiaries of InterVideo whose business constitutes 15% or more of the net revenues, net income or assets of InterVideo and its subsidiaries, taken as a whole); and
•       against any action that is intended, or could reasonably be expected to, impede, interfere with, delay or postpone the Merger.
Pursuant to the Voting Agreements, the Stockholders also granted to the Chief Financial Officer and the General Counsel of Corel an irrevocable proxy and irrevocably appointed them as their attorney and proxy to vote the Shares on any of the foregoing matters at every InterVideo annual, special, adjourned or postponed stockholder meeting and in every written consent in lieu of such meeting.
The Voting Agreements terminate upon the earliest to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the termination of the Merger Agreement in accordance with its terms. The Stockholders’ obligation to vote the Shares in favor of adoption of the Merger Agreement will be suspended in the event the InterVideo Board of Directors makes a Recommendation Withdrawal (as defined in the Merger Agreement) not in connection with a Superior Proposal (as defined in the Merger Agreement). A copy of the form of Voting Agreement is included as Exhibit 2 hereto and the description of the Voting Agreements contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.
(c) No determination has been made with respect to the sale or transfer of a material amount of assets of the Company or any of its subsidiaries.
(d) It is intended that upon consummation of the Merger, the directors of Merger Sub shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified.

(e) No determinations have been made regarding material changes in the Company’s business or corporate structure.
(f) Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Corel.
(g) Pursuant to the Merger Agreement, upon consummation of the Merger, the Certificate of Incorporation of Merger Sub will become the certificate of incorporation of the Surviving Corporation.
(h) As a result of the Merger Agreement, the Common Stock shall de-list from and no longer be quoted on the NASDAQ Global Market.
(i) Upon consummation of the Merger, the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.
(j) Other than as described above, Corel currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although Corel reserves the right to develop such plans).
The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Agreements is qualified in its entirety by reference to the full texts of the Merger Agreement and the form of Voting Agreement, the terms of each of which are incorporated herein by reference to Exhibits 1 and 2 hereto. Except as set forth in this Schedule 13D, the Merger Agreement and the Voting Agreements, Corel does not and, to the best of Corel’s knowledge, none of the individuals or entities named in Schedule I hereto, have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a)-(b) By virtue of the Voting Agreements, Corel may be deemed to share with the Stockholders the power to vote the Shares subject to the Voting Agreements. As a result of the Voting Agreements, Corel may be deemed to be the beneficial owner of the Shares subject to the Voting Agreements, which, upon conversion of any options, warrants and other rights to acquire shares of Common Stock, equals an aggregate of 3,109,029 shares of Common Stock, representing 20.3% of the issued and outstanding shares of voting stock of the Company3. By virtue of the Voting Agreements, Corel may be deemed to share with the Stockholders the power to vote the Shares subject to the Voting Agreements. Corel, however, hereby disclaims beneficial ownership of the Shares subject to the Voting Agreements, and this statement shall not be construed as an admission that Corel is, for any or all purposes, the beneficial owner of the securities covered by this statement.
(c) Except as described in this Schedule 13D, there have been no transactions in the Shares effected by Corel or, to the best of Corel’s knowledge, any person or entity identified on Schedule I hereto, during the last 60 days.
(d) Not applicable.
(e) Not applicable.

[3]	The total number of issued and outstanding shares of voting stock of the Company equals the sum of (a) 14,035,913 shares of Common Stock issued and outstanding as of August 25, 2006 (as represented by the Company in the Merger Agreement) and (b) 1,312,235 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. As described in Item 4, Corel anticipates it will acquire the entire equity interest in the Company pursuant to the Merger Agreement.
Other than the Merger Agreement and the Voting Agreements described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Corel or, to the best of Corel’s knowledge, any person or entity listed on Schedule I hereto, and any person with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as an Exhibit

Exhibit 1.	Agreement and Plan of Merger, dated as of August 28, 2006, among Corel Corporation, Iceland Acquisition Corporation and InterVideo, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Corel filed on August 31, 2006).

Exhibit 2.	Form of Voting Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Corel filed on August 31, 2006).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COREL CORPORATION

September 7, 2006 (Date)

/s/ Christopher DiFrancesco (Signature)

Christopher DiFrancesco Vice President, Legal, General Counsel and Secretary (Name and Title)

Schedule I
Directors and Executive Officers of Corel Corporation
     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Corel Corporation is set forth below. Except as set forth below each of the directors and executive officers is a citizen of Canada. The business address of each director and officer is Corel Corporation, 1600 Carling Avenue, Ottawa, Ontario, Canada K1Z8R7.

Name	Present Principal Occupation or Employment
David Dobson	Chief Executive Officer and Director of Corel Corporation

Douglas R. McCollam	Chief Financial Officer and Director of Corel Corporation

Randy D. Eisenbach	Chief Operating Officer of Corel Corporation; citizen of the United States

Patrick Morley	Executive Vice President, Sales and Marketing, Americas of Corel Corporation; citizen of the United States

Amanda Bedborough	Executive Vice President, International Operations of Corel Corpration; citizen of South Africa

Graham Brown	Executive Vice President, Product Development of Corel Corporation

Christopher DiFrancesco	Vice President, Legal, General Counsel and Secretary

Steven Cohen	Director of Corel Corporation; Director of Pele Mountain Resources Inc.; Senior Vice President, Corporate Development of Teknion Corporation, 1150 Flint Road, Toronto, Ontario, M3J, 2J5 Canada

J. Ian Giffen	Director of Corel Corporation; Chairman of the Board of 724 Solutions; Director of each of Sierra Systems, MKS, Descartes Systems and Strategic Vista

Amish Mehta	Director of Corel Corporation; Partner of Vector Capital, 456 Montgomery Street, 19th Floor, San Francisco, California, 94104; citizen of the United States

Alexander Slusky	Director of Corel Corporation; Managing Partner of Vector Capital, 456 Montgomery Street, 19th Floor, San Francisco, California, 94104; citizen of the United States